EXHIBIT 21

List of Subsidiaries

Name	State of Incorporation

MSO IP Holdings, Inc.	California
Martha Stewart, Inc.	Connecticut
Body & Soul Omnimedia, Inc.	Delaware
MSLO Productions, Inc.	Delaware
MSLO Productions — Home, Inc.	Delaware
MSLO Productions — EDF, Inc.	Delaware
Flour Productions, Inc.	Delaware
MSLO Shared IP Sub, LLC	Delaware
MSLO Emeril Acquisition Sub, LLC	Delaware
Emeril Primetime Music, Inc.	Delaware
Emeril Primetime Productions, Inc.	Delaware
Good Thing Productions, Inc.	Delaware